EXHIBIT 99.9

Ref.: 2404.17369

                                                                                                            March 17, 2009

Claude Resources Inc.
#200, 224 Fourth Ave South
Saskatoon SK  S7K 5M5

Re:  Letter of Consent

We refer to the annual report on Form 40-F of Claude Resources Inc. dated March 27, 2009 (including all exhibits, hereinafter the “Annual Report”).

We hereby consent to the use of the report titled “Evaluation of the P&NG Reserves of Claude Resources Inc. (As of December 31, 2008)” and the appearance of our name in the Annual Report.

Sincerely,

SPROULE ASSOCIATES LIMITED

Original signed by R.A. Brekke

Richard A. Brekke, P.Eng.
Senior Petroleum Engineer